UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          QUESTCOR PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232808105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John P. Mitchell, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finanziaria SpA
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          10,197,913
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0

                                 10 SHARED DISPOSITIVE POWER
                                            10,197,913

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   10,197,913

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     25.33%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                       CO

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Defiante Farmaceutica Unipessoal L.D.A.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Portugal
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          2,025,316
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0

                                 10 SHARED DISPOSITIVE POWER
                                            2,025,316

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,025,316

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.03%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                       CO

Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, no par value (the "Common Stock"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). The principal executive offices of Questcor are located at 3620 Whipple Road, Union City, California, 94587.

Item 2.  Identity and Background.

     This Statement is being filed jointly on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica Unipessoal L.D.A., a Portuguese corporation (Defiante", and together with Sigma Tau, the "Reporting Parties"). Sigma Tau owns 100% of the capital stock of Defiante.

     The business address of Sigma Tau is Via Sudafrica, 20, 00144 Rome, Italy. The principal business of Sigma Tau is as a parent holding company whose principal assets consists of the common stock of it's subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa.

     The business address of Defiante is Rua dos Ferreiros, 260 Funchal-Madeira, Portogallo 9000-082. Defiante is a commercial pharmaceutical company.

     The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of Sigma-Tau and Defiante are set forth in Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 15, 2002, Questcor and Defiante entered into a Securities Purchase Agreement (the "Agreement"). Pursuant to the Agreement, Questcor issued to Defiante an 8% Convertible Debenture in the principal sum of $2,000,000 (the "Debenture") and a Warrant to purchase 759,493 shares of Common Stock (the "Warrant", and together with the Debenture, the "Securities") in exchange for $2,000,000. The Debenture is convertible at any time prior to maturity into shares of Common Stock at a conversion price of $1.58. As of March 15, 2002 the Debenture was convertible into 1,265,822 shares of Common Stock. At Questcor's option, they may repay the Debenture at maturity by delivering freely tradeable, registered shares of Common Stock to Defiante. The funds necessary to purchase the Securities were obtained from the from working capital of Defiante.


Item 4.  Purpose of the Transaction.

     The purpose of the transactions was to acquire an equity investment interest in the Issuer.

     None of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.



Item 5.  Interest in Securities of Questcor.

     The number of Common Shares as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of Common Shares as to which Sigma Tau shares the power to vote or direct the vote is 10,197,913. The number of Common Shares as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of Common Shares as to which Sigma Tau shares the power to dispose or direct the disposition is 10,197,913.

     The number of Common Shares as to which Defiante has the sole power to vote or direct the vote is zero. The number of Common Shares as to which Defiante shares the power to vote or direct the vote is 2,025,316. The number of Common Shares as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of Common Shares as to which Defiante shares the power to dispose or direct the disposition is 2,025,316.

Except as set forth above, none of the Reporting Parties nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of Questcor.

     Pursuant to the Agreement Questcor and Defiante entered into a Registration Rights Agreement dated March 15, 2002. Questcor has agreed to file a registration statement covering the resale of not less than 2,025,316 shares of Common Stock issuable upon (i) the conversion of the Debenture and (ii) exercise of the Warrant for an offering to made on a continuous basis pursuant to Rule
415. The Company is obligated to pay all expenses incurred in connection with such registration. The Company has agreed to indemnify Defiante and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

     Except as set forth in this Statement, to the best knowledge of the Reporting Parties there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Questcor, including but not limited to, transfer or voting of any of the securities of Questcor, finders fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Questcor.

Item 7. Material to be Filed as Exhibits.

     Joint Filing Agreement dated March 25, 2002 by and between the Reporting Parties.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  March 25, 2002


                           Sigma-Tau Finanziaria SpA


                           By: /s/ Piero Belletti
                               -------------------------------------------------
                               Name: Piero Belletti
                               Title:  Director


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica Unipessoal L.D.A. is true, complete and correct.

Dated:  March 25, 2002


                         DEFIANTE FARMACEUTICA UNIPESSOAL L.D.A.


                         By: /s/ Raffaele Sanguigni
                             ---------------------------------------------------
                              Name: Raffaele Sanguigni
                              Title: Director


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc. dated as of March 25, 2002 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.



Dated:  March 25, 2002
                            SIGMA TAU FINANZIARIA SPA


                            By: /s/ Piero Belletti
                                ---------------------------------
                                Name: Piero Belletti
                                Title: Director


                            DEFIANTE FARMACEUTICA UNIPESSOAL L.D.A.A

Dated:  March 25, 2002


                            By:  /s/ Raffaele Sanguigni
                                 ---------------------------------
                                 Name: Raffaele Sanguigni
                                 Title: Director

                                   Schedule A


                        EXECUTIVE OFFICERS AND DIRECTORS


                            Sigma-Tau Finanziaria SpA


                NAME                                 ADDRESS                         TITLE                 CITIZENSHIP
                ----                                 -------                         -----                 -----------
          Claudio Cavazza                       via Sudafrica,20,                  President                 Italian
                                                Rome Italy-00144

           Paolo Cavazza                        via Sudafrica,20,              Vice President and            Italian
                                                Rome Italy-00144               Managing Director

            Mario Artali                        via Sudafrica,20,                   Managing                 Italian
                                                Rome Italy-00144                    Director

          Antonio Nicolai                       via Sudafrica,20,                   Director                 Italian
                                                Rome Italy-00144

       Vittorio Ripa di Meana                   via Sudafrica,20,                   Director                 Italian
                                                Rome Italy-00144

             Mauro Bove                         via Sudafrica,20,                   Director                 Italian
                                                Rome Italy-00144

           Piero Belletti                       via Sudafrica,20,                   Director                 Italian
                                                Rome Italy-00144


                     Defiante Farmaceutica Unipessoal L.D.A.


                   NAME                                       ADDRESS                         TITLE           CITIZENSHIP
                   ----                                       -------                         -----           -----------
             Antonio Nicolai                             via Sudafrica,20,                   Director           Italian
                                                         Rome Italy-00144

            Raffaele Sanguigni              Rua dos Ferreiros, 260 - Funchal - Madeira       Director           Italian
                                                        - Portugal 9000-082

 Antonio Guilherme Rodrigues Frutuoso de    Rua dos Ferreiros, 260 - Funchal - Madeira       Director          Portuguese
                   Melo                                 - Portugal 9000-082

      Pedro Moreira da Cruz Quintas         Rua dos Ferreiros, 260 - Funchal - Madeira       Director          Portuguese
                                                        - Portugal 9000-082

  Carla Emanuel Arruda Jardim Fernandes     Rua dos Ferreiros, 260 - Funchal - Madeira       Director          Portuguese
                                                        - Portugal 9000-082
